FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

1.     News Release dated September 16, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: September 16, 2004

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

September 16, 2004

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

News Release dated Sepember 16, 2004

cc:

At The Company:

At The Investor Relations Company, Chicago:

Daryl Hixt, Corporate Communication

Karl Plath or Woody Wallace

604-273-5173 ext 121

847-296-4200

ir@amshomecare.com

kplath@ tirc.com or wwallace@tirc.com

AMS HOMECARE RECEIVES CDN $250,000 LOAN FROM

BUSINESS DEVELOPMENT BANK OF CANADA

VANCOUVER, B.C., September 16, 2004—AMS Homecare Inc. (OTC Bulletin Board: AHCKF) today announced it has received a CDN $250,000 loan from the Business Development Bank of Canada. The loan, with net proceeds to be used for working capital purposes, is repayable at the bank’s base rate plus 750 basis points over five years.

“This funding will help us continue growing the company and pursuing our strategy of expanding into the United States,” said Harj Gill, chief executive officer. “We are gratified by BDC’s support and pleased that it exhibited confidence in our business plan by approving this loan.”

About Business Development Bank of Canada

The Business Development Bank of Canada is a financial institution wholly owned by the government of Canada. BDC plays a leadership role in delivering financial and consulting services to Canadian small business, with a particular focus on technology and exporting. BDC's debt obligations, secured by the Government of Canada, are issued to the public and private sector institutions.

About AMS Homecare

Founded in 1989, AMS Homecare (http://www.amshomecare.com) is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

Statements contained in this news release relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.